Exhibit 12.6

Central Illinois Light Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	Six Months	Year
	Ended	Ended
	June 30,	December 31,
	2006	2005
Net income from continuing operations	$24,125	$25,296
Less- Change in accounting principle	-	(2,497)
Add- Taxes based on income	6,252	16,357
Net income before income taxes and change in accounting principle	30,377	44,150

Add- fixed charges:
Interest on long term debt	7,941	13,918
Estimated interest cost within rental expense	138	390
Amortization of net debt premium, discount, and expenses	230	473
Total fixed charges	8,309	14,781

Earnings available for fixed charges	38,686	58,931

Ratio of earnings to fixed charges	4.65	3.98

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	983	1,998
Adjustment to pre-tax basis	245	1,293
	1,228	3,291

Combined fixed charges and preferred stock dividend requirements	$9,537	$18,072

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	4.05	3.26